November 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of American Technology Corporation's (the"Company") Form 8-K dated September 19, 2007 as amended on Form 8-K/A/ dated October 23, 2007 and have the following comments. (Note: This letter is in response to a request by the Company to respond to their Form 8-K/A dated October 23, 2007 which is in response to a SEC Comment Letter which they received prior to that date. We requested a copy of the SEC Comment Letter but the Company declined our request. Accordingly, our comments in this letter are qualified as it relates to our response to the Company's October 23, 2007 Form 8-K/A and not to the original SEC Comment Letter.)

8 K/A as filed October 23, 2007:

a(i)  On September 13, 2007, the Company dismissed Swenson Advisors, LLP ("Swenson") as its independent registered public accounting firm.

Swenson's Response to the Above Comment:

No comment.

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a(ii) Swenson's reports on the Company's consolidated financial statements as of and for each of the fiscal years ended September 30, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Notwithstanding the foregoing, Swenson performed an "integrated audit" pursuant to standards promulgated by the Public Company Accounting Oversight Board ("PCAOB") to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and its reports also included opinions on the effectiveness of the Company's internal control over financial reporting. For each of the fiscal years ended September 30, 2005 and 2006, Swenson reported that, because of the effects of the material weaknesses in the Company's internal control over financial reporting, the Company did not maintain effective control over financial reporting as of September 30, 2005 and 2006.

Swenson's Response to the Above Comment:

No comment.

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a(iii) The decision to change accountants was approved by the Audit Committee and the Board of Directors of the Company.

Swenson's Response to the Above Comment:

No comment.

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a(iv) During the fiscal years ended September 30, 2005 and 2006 and the subsequent interim period through September 13, 2007, there have been no disagreements with Swenson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Swenson's satisfaction, would have caused Swenson to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement, except as set forth in this subsection (iv).

During the course of Swenson's review of the Company's interim financial statements during its current fiscal year ended September 30, 2007 and in preparation for Swenson's audit of the Company's year-end financial statements and the Company's internal control over financial reporting, disagreements arose regarding the appropriate review philosophy and communication between Swenson and the Company's management and the appropriate review and audit scope related to the Company's internal control over financial reporting. When discussed herein, the term "review philosophy" refers to the manner by which the former auditor and Company management approach the former auditor's audit of the Company's internal control over financial reporting. On August 10, 2007, Swenson delivered to the Company's Audit Committee a letter identifying a number of issues that Swenson suggested had strong indications of a material weakness in the Company's control environment and certain regulatory payroll tax matters and filings. Swenson's letter identified issues dating to the audit of the Company's 2006 financial statements and throughout fiscal year 2007 that Swenson believed called into question the Company's ability to meet the "Tone at the Top" requirement promulgated by COSO. The Company believes that many of the issues identified in Swenson's August 10, 2007 letter are directly or indirectly related to the Company's response to fees charged or to be charged in connection with Swenson's audit. The Audit Committee discussed the letter with management and met independently to discuss these issues. Swenson's letter requested a meeting with the Audit Committee to discuss the issues identified. The meeting did not take place prior to Swenson's termination as the Company's independent public accounting firm. Some of these issues outlined in Swenson's letter had been raised previously to the Audit Committee, and the Audit Committee had assessed and determined them not to be material matters in the Company's control environment, while some of these issues were not raised with the Audit Committee prior to Swenson's letter.

Swenson's Response to the Above Comment:
The issues raised in our letter of August 10, 2007 are not directed to the subject of fees charged or to be charged because, among other things, (1) the fees charged in 2007 at that point were nominal and in accordance with the executed annual engagement letter; (2) Swenson had been working with the Company and its Audit Committee for several months to find ways to reduce the Section 404 fees; (3) Swenson did object in the August 10, 2007 letter to the numerous attempts by the CEO/CFO to further reduce fees to an extent that the firm may not have been able to complete the minimum audit requirements under the PCAOB Audit Standards No. 2 or Audit Standards No. 5; (4) Swenson also has communicated to the Audit Committee that it had discounted and written off in excess of $100,000 during calendar year 2007 related to prior audit work in part as a result of the CEO/CFO's repeated complaints about the audit fees incurred in fiscal year 2006; and, most importantly (5) our letter of August 10, 2007 sets forth Swenson's concerns with respect to "Tone at the Top" of the Company, which we believe should be the focus of the Company's attention in order to comply with COSO/Section 404 Sarbanes-Oxley Act of 2002.

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The Company does not believe that such disagreements, if not resolved to Swenson's satisfaction, would have caused Swenson to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement. However, as described above, Swenson would also have been engaged to perform an "integrated audit" pursuant to PCAOB standards to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 that would have included its opinion on the effectiveness of the Company's internal control over financial reporting, and Swenson has advised the Company that such disagreements may have resulted in an adverse reference in its report on the Company's internal control over financial reporting.

Swenson's Response to the Above Comment:
No comment.

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In its letter to the Securities and Exchange Commission previously filed by the Company, Swenson made statements regarding the review and audit scope in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

These statements and the Company's response are provided below:

Swenson Statement: "The responsibility for establishing the audit scope is that of the independent registered public accounting firm and not that of the Registrant."

Company Response: The Company does not disagree with Swenson's statement. Management of the Company has not intended to affect the scope of the audit, but rather to align reasonable testing levels, given the size and lack of complexity of the business and to rationalize the fees to be charged for the audit to those testing levels. The Company believes that testing levels had been disproportionate to the level of risk and materiality of the Company's business in the past, resulting in excessive fees being charged.

Swenson's Comment with Respect to the Company's Response Above:

Swenson believes the Company's response does not acknowledge that the specific scope and testing levels is not the responsibility of management but rather the responsibility of the independent registered public accounting firm. Accordingly, for a variety of reasons related to PCAOB Auditing Standards No. 2 and Auditing Standards No. 5, it is important that the Company does not attempt to override the responsibilities of its auditors and their judgment with respect to audit scope. In fact, frequent attempts to challenge the audit scope of any independent registered public accounting firm actually increases the audit risk profile under the applicable auditing standards. While the Company describes itself as "small in size and limited in complexity," the facts are that it has experienced nine material weaknesses under Section 404, substantial turnover at all levels of its financial and accounting management, and a restatement of multiple years of its financial statements.

Swenson Statement: "In our opinion, a member of senior management of the Company attempted to influence the scope of Swenson's work at various meetings with the engagement partner present, and at other times with members of the engagement team when the partner was not present."

Company response: The Company believes that these discussions were more specifically related to assessing the appropriate level of testing based on the nature of the business and potential risk exposure, and the resultant fees charged for the services, which the Company believed were historically excessive (nearly 7% of the Company's 2006 revenues) given the size and lack of complexity of its business operations. The Company does not believe that the discussion attempted to limit the scope of the former auditor's work.

Swenson's Comment with Respect to the Company's Response Above:
As noted above, the Company had nine material weaknesses in the past two fiscal years, earlier in 2007 had restated multiple years of its financial statements and, as noted in our letter of September 19, 2007, included in the Form 8-K substantial turnover in the past 25 months of its accounting and financial management. The following table is illustrative of the impact of our fees due to the above matters:

		Percentage of FYE 2006
	Audit Fees	Revenue	Expense
1	Basic Audit Fees for Annual, Quarterly Exam/Reviews	1.1%	0.8%
2	Est. Basic Sarbanes-Oxley 404 Audit Requirement	2.1%	1.8%
3	Est. Fees Related to Restatement	1.0%	0.7%
4	Est. Fees Related to Material Weaknesses and Management Turnover	2.2%	1.8%
	Total	6.5%	5.1%

As noted above, Items 3 and 4, which related to matters controllable by the Company, accounted for at least 50% of the prior years audit fees.

Swenson Statement: "On August 8, 2007, a member of senior management attempted to obtain confidential internal audit documents from one of the Swenson auditors. Swenson did not allow this to occur and suspended all field work as of that date."

Company response: This issue arose in an initial planning meeting with a subcontracted firm hired by Swenson to perform the audit of the information technology element of the Company's internal control over financial reporting, which resulted from Swenson not having the internal expertise in this area. No representative of Swenson was present at the meeting, although an invitation had been extended. In discussing the areas that the subcontractor planned to review/test, the subcontractor indicated that 30% of its time had been allocated to system change management. Although the Company noted that it had not made system changes during the prior year and that the time allocated to system change management should be much less, the subcontractor indicated that it had been engaged on a fixed fee arrangement. The fixed fee arrangement caused concern that Swenson did not have sufficient knowledge of the information technology environment to provide proper planning guidance to the subcontractor, and appeared to be contradictory to Swenson's commitment to work with the Company to minimize fees for the 2007 fiscal year. As a result of this information, management requested a copy of the subcontractor's engagement letter with Swenson. The subcontractor declined to provide the engagement letter, and management stated that it would be discussed at the next weekly meeting, at which Swenson and the subcontractor were expected to attend. The confidential internal audit documents Swenson references is its engagement letter with the subcontractor. The Company's request to review the engagement letter was the action that caused Swenson to leave the field, notwithstanding the fact that no representative of Swenson was present at the meeting to assess the nature of the discussion.

Swenson's Comment with Respect to the Company's Response Above:

We believe the following perspectives are important to understand the August 7, 2007 meeting noted above:

  The meeting's required attendees were Swenson's SOX IT auditors and the Company's IT manager. (Company CAO and Swenson Financial Audit Manager were listed as optional attendees.) Company Executives insisted that the meeting not begin until the CEO/CFO and CAO were present. Swenson financial audit personnel were not present because the agenda was to related to coordination of the IT portion of the review. A preliminary meeting with the Swenson Audit Partner, and Financial Audit Manager had occurred.
  This meeting was scheduled for the morning in which the Company was in process of finalizing its 3rd Quarter Form 10-Q to be filed with the SEC in the early afternoon of that day.
  As noted in our letter of August 10, 2007, the auditors brought to the attention of the Company's management via email multiple suggested corrections to the draft of the Form 10-Q to be filed that day. Accordingly, both the audit manager and audit partner were not expected to attend the meeting due to the significantly higher priority of determining that the Company's Form 10-Q was properly corrected and that our quarterly review was complete. Notwithstanding the above, both the CEO/CFO and CAO elected to attend the SOX IT meeting.
  During that meeting, the CEO/CFO attempted to determine the allocation of the SOX IT hours to be spent in the following areas:
    Company -Level Control environment
    Security and Access
    Program Development and Change Management
    Computer Operations
  During that meeting, the CEO/CFO disagreed with the amount of time that the SOX IT auditors had allocated to "change management." This is an example of the CEO/CFO's attempt to influence our audit scope that had been previously determined based on the engagement partner and manager's prior audit experience, previous meetings with IT individuals at the Company, the firm's cumulative knowledge of changes with respect to the automated inventory costing systems at the Company in 2007, and the substantial expertise and credentials of our SOX IT auditors.
  The CEO/CFO continued to express concerns about excessive fees during that meeting and the nature of the arrangement between the SOX IT auditors and Swenson. The SOX IT auditors communicated to the CEO/CFO their substantial experience and accomplishments in all areas of SOX IT auditing, and their interest in being as swift and efficient as possible during the engagement.
  The CEO/CFO demanded that he obtain from the SOX IT auditors at that meeting a copy of our internal arrangement with them, which sets forth certain components of our audit scope. The SOX IT auditor in charge of the engagement declined to give him any such documents at that meeting, citing that if expressly approved by the Swenson Audit Partner, he would discuss in greater detail.

  The engagement partner and manager were immediately informed of the CEO's request for the engagement letter via phone call following that meeting. In these conversations the SOX IT Auditor expressed concern regarding the request for their arrangement letter and the tone of the CEO/CFO.
  The engagement partner and manager were concerned that both the CEO/CFO and the Chief Accounting Officer had conducted themselves in the manner described above.
  The decision to withdraw from fieldwork on this engagement is the result of both the sequence of events noted above, the substantial accumulation of concerns about the "Tone at the Top," and the related matters set forth in prior months outlined in our letter dated August 10, 2007 to the Audit Committee.

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(v) During the fiscal years ended September 30, 2006 and 2005 and the subsequent interim period through September 13, 2007, there have been no reportable events described under Item 304(a)(1)(v) of Regulation S-K, except as set forth in this paragraph. On August 10, 2007, Swenson notified the Company's Audit Committee of its concerns regarding the effectiveness of the Company's control environment and disagreements with management and requested a meeting with the Audit Committee to discuss these matters.

The Audit Committee discussed the subject matter of some of the disagreements and reportable events described above with Swenson, but did not formally address all of the matters raised in Swenson's correspondence. The Company has authorized Swenson to respond fully to the inquiries of the successor audit firm concerning the subject matter of each disagreement and reportable event described above.

Swenson's Response to the Above Comment:
No comment.

Yours truly,

Swenson Advisors, LLP